Exhibit 1

ASX

ANNOUNCEMENT

NOT FOR DISTRIBUTION OR RELEASE IN THE U.S.

25 MAY 2017

WESTPAC COMPLETES BOOKBUILD OF 60 MILLION SHARES IN BT INVESTMENT MANAGEMENT LIMITED

Westpac Group today announced the successful completion of the institutional book build for the sale of 60 million shares in BT Investment Management Limited (BTIM).

Shares priced at the top end of the range, at $10.75 per share (the Offer). This represents a 10% discount to the 30 day VWAP.

Westpac Group Chief Financial Officer, Peter King, said “The institutional book build has delivered a good result for Westpac and sees several high quality institutions join the BTIM register.”

Settlement of the Offer is expected to occur on Friday, 26 May 2017.

Further enquiries

Westpac Media Relations	Westpac Investor Relations
Supreet Thomas	Andrew Bowden
T. 02 8253 8142	T. 02 8253 4008
M. 0478 314 102	M. 0438 284 863

The information in this announcement does not constitute financial advice and has not been prepared to take into account the specific objectives, financial circumstances or particular needs of any person.

This announcement may not be distributed or released in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any BTIM shares in the United States. The BTIM shares may not be offered or sold, directly or indirectly, in the United States or to, or for the benefit of, any person in the United States unless they have been registered under the U.S. Securities Act of 1933 (the U.S. Securities Act), or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act, and any other applicable U.S. state securities laws.